January 17, 2020

Grant E. Pickering
President and Chief Executive Officer
SutroVax, Inc.
353 Hatch Drive
Foster City, California 94404

       Re: SutroVax, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 31, 2019
           CIK No. 0001649094

Dear Mr. Pickering:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to our prior comment 1 and continue to object to your characterization of SVX-24 as having "the potential to become the standard of care." The qualifier, "if approved," does not address our concerns that this language continues to imply that the product will be effective and will replace the current standard of care before a competing vaccine does, neither of which is appropriate at this stage of development.
       Please revise your registration statement to remove this language. Grant E. Pickering
FirstName Inc.
SutroVax, LastNameGrant E. Pickering
Comapany NameSutroVax, Inc.
January 17, 2020
Page 2
January 17, 2020 Page 2
FirstName LastName
Risk Factors Summary, page 5

2. We note your response to our prior comment 5 and reissue. The risk that your intended approach will not be sufficient for regulatory approval or that regulators will require field efficacy trials or longer trials with more participants than you currently anticipate exists now. Please add a separate bullet point in this section to discuss that risk.
       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Robert W. Phillips, Esq.